SECOND MODIFICATION OF PURCHASE AGREEMENT

         This SECOND MODIFICATION OF PURCHASE AGREEMENT (hereinafter referred to as the "Second Modification") is entered into by and between Dina, Inc. (hereinafter referred to as "Seller"), and INN-Vestors, Inc., as the Successor to Hospitality Plus Corporation (hereinafter referred to as "Purchaser"), for the purpose of reviving, ratifying and modifying some of the terms of that certain PURCHASE AGREEMENT (hereinafter referred to as the "Agreement") dated April 18, 2002, entered into by and between Seller and Purchaser, as previously modified by that certain MODIFICATION OF PURCHASE AGREEMENT dated July 30, 2002 (the "First Modification").

                                    RECITALS

         WHEREAS, the parties have agreed to further modify the manner of payment, to extend the Closing Date and to make other related changes to the Agreement and the First Modification.

         NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, agreements and obligations set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged and confirmed, Seller and Purchaser do hereby agree as set forth below.

                                    AGREEMENT

         1. PURCHASE PRICE. The terms for the payment of the Purchase Price under Section 2.1 of the Agreement and Section 3 of the First Modification are hereby changed as follows:

(a)  Cash. Purchaser will pay cash in the amount of $300,000.00 at Closing.

(b) Stock. Two Million Two Hundred Thousand and No/100ths Dollars ($2,200,000.00) of the Purchase Price will be paid at Closing by the transfer of Two Million Two Hundred Thousand and No/100ths Dollars ($2,200,000.00) in shares, based on book value at Closing, of stock in INN-Vestors, Inc. (the "Stock"). Within 100 days after the Closing Date, Seller will register the Stock making it readily marketable on a national securities exchange. Purchaser agrees that the Stock will be the only registered shares of Purchaser for a period of one (1) year after the Closing. If the Stock is not registered within 100 days, Seller, at its sole option, shall have the right to (i) retain the Stock; (ii) deliver the Stock back to Purchaser in exchange for shares of registered stock in Covenant Financial Corporation, a Delaware corporation, with a market value at the date of the exchange of Two Million Two Hundred Thousand Dollars; or
     (iii) deliver the Stock back to Purchaser in exchange for shares of registered stock in AmeriFirst Financial Corporation, a Delaware corporation, with a market value at the date of the exchange of Two Million Two Hundred Thousand Dollars.

(c) Notwithstanding the terms of the First Modification, Charles Wilkerson shall not be required to deliver a guaranty at Closing.

         2. STOCK. Simultaneously with its execution of this Second Modification, Purchaser will provide Seller with a prospectus for INN-Vestors, Inc., Covenant Financial Corporation and AmeriFirst Financial Corporation.

         3. BRIDGE LOAN. Purchaser acknowledges that the primary asset of INN-vestors, Inc. will be the Hotel, and thus the value of the Stock to Seller is largely dependent upon Purchaser's ability to remodel the Hotel and reopen it for business. In connection therewith, Purchaser acknowledges that Seller agreed to accept the Stock as a substantial part of the Purchase Price on the assumption and understanding that Purchaser has arranged for a bridge loan in the amount of $3.5 million (the "Bridge Loan") to begin remodeling the Hotel and that Seller will be substantially harmed if Purchaser is unable to proceed with remodeling the Hotel. Therefore, notwithstanding anything to the contrary in the Agreement or the First Modification, Purchaser agrees that, if it has not closed the Bridge Loan within ninety (90) days after Closing, Seller shall, by delivery of written notice to Purchaser prior to Closing the Bridge Loan, have the right and option to purchase the Hotel back from Purchaser, free and clear of liens and encumbrances, solely in consideration of Seller's delivery of the Stock back to Purchaser, it being understood and agreed that Seller shall be entitled to retain the cash consideration paid by Purchaser at Closing. In the event Seller gives Purchaser notice of its intent to repurchase the Property, the Closing of the repurchase will occur within thirty (30) days. Prior to closing the Bridge Loan, except as to a $400,000 loan to provide furniture, fixtures and equipment to the Property (the "FFE Loan"), Purchaser agrees that it will not allow any liens, claims or encumbrances to attach to the Hotel. Purchaser will use all of the proceeds from the FFE Loan to provide improvements to the Property.

Purchaser shall maintain extended fire and casualty insurance coverage insuring the full replacement value of the improvements and personal property located on the Property. At Closing, Purchaser shall provide Seller with a certificate of insurance naming Seller as an additional named insured and indicating that the premiums for such coverage have been paid in advance for a period of ninety (90) days commencing on the Closing Date. Any insurance or condemnation award that is paid prior to the Bridge Loan Closing will be paid to Seller; however, all such proceeds will be used to improve the Property unless the Seller exercises its right to repurchase the Property under Section 3, in which case Seller may apply the proceeds at its discretion.

         4. RATIFICATION. By execution of this Second Modification, the Agreement and the First Modification are hereby revived, ratified and confirmed on the same terms and conditions as set forth therein except as expressly amended and modified by the terms and conditions of this Second Modification.

         5. SURVIVAL. This Second Modification and the First Modification shall survive the Closing of the sale of the Hotel by Seller to Purchaser.

         6. MULTIPLE COUNTERPARTS. This Agreement may be executed in multiple counterparts which collectively will be deemed an original.

         EXECUTED to be effective as of July 30, 2002.

                                      SELLER:

                                      DINA, INC.,
                                      a Texas corporation

                                      By: /s/ Elias T. Acero
                                         --------------------------
                                               Elias T. Acero
                                      Its:     President


                                      PURCHASER:

                                      INN-Vestors, Inc.

                                      By: /s/ Charles Wilkerson
                                      Printed Name: Charles Wilkerson
                                      Title: Vice President